SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                            (Amendment No. 2)1



                            Macatawa Bank Corporation
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   554225 10 2
                                 (CUSIP Number)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continues on the following pages)

CUSIP NO. 554225 10 2              13G                         Page 2 of 4 Pages
--------------------------------------------------------------------------------


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    Benj. A. Smith & Associates, LTD
    d/b/a Smith & Associates Investment Management Services     EIN #38-3047879

2   Check the Appropriate Box if a Member of a Group              (a)  [ ]
    (See Instructions)                                            (b)  [ ]


3   SEC Use Only


4   Citizenship or Place of Organization

          Corporation organized under the laws of the State of Michigan

       Number of         5     Sole Voting Power
                                                         94,800 shares
         Shares
                         6     Shared Voting Power
      Beneficially                                            0

       Owned by          7     Sole Dispositive Power
                                                              0
     Each Reporting
                         8     Shares Dispositive Power
      Person With                                             0


9   Aggregate Amount Beneficially Owned by Each Reporting Person

                       94,800 shares

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11  Percent of Class Represented by Amount in Row (9)

     2.64% (based on 3,588,565 outstanding shares of Macatawa Bank Corporation)

12  Type of Reporting Person (See Instructions)

            IA

CUSIP NO. 554225 10 2                 13G                      Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               Macatawa Bank Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               51 E. Main Street
               Zeeland, MI 49464

Item 2(a)      Name of Person Filing:

               Benj. A. Smith & Associates, LTD
               d/b/a Smith & Associates Investment Management Services

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               106 E. Eighth Street
               Holland, MI 49423

Item 2(c)      Citizenship:

               Corporation organized under the laws of the State of Michigan

Item 2(d)      Title of Class of Securities:

               Common Stock, no par value

Item 2(e)      CUSIP Number:

               554225 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)   [ ]     Broker or Dealer registered under Section 15 of the Act;

         (b)   [ ]     Bank as defined in Section 3(a)(6) of the Act;

         (c)   [ ]     Insurance company as defined in Section 3(a)(19) of the
                       Act;

         (d)   [ ]     Investment company registered under Section 8 of the
                       Investment Company Act;

         (e)   [X]     An investment advisor registered in accordance with
                       Rule 13d-1(b)(1)(ii)(E);

         (f)   [ ]     An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]     A parent holding company or control person, in accordance
                       with Rule 13d-1(b)(ii)(G);

         (h)   [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

         (i)   [ ]     A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       If this statement is filed pursuant to Rule 13d-1(c), check this box  ___

CUSIP NO. 896926 10 2                 13G                      Page 4 of 4 Pages
--------------------------------------------------------------------------------


Item 4   Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

    (a)  Amount beneficially owned:   94,800

    (b)  Percent of Class:   2.64%

    (c)  Number of shares as to which such person has:

         (i)    Sole power to vote or to direct the vote:   94,800

         (ii)   Shared power to vote or to direct the vote:    0

         (iii)  Sole power to dispose or to direct the disposition of:       0

         (iv)   Shared power to dispose or to direct the disposition of:     0

          Benj. A. Smith & Associates Ltd., DBA Smith & Associates Investment Management Services, is a registered investment adviser which furnishes investment advice to individual and institutional clients. Smith & Associates has been granted discretionary authority over certain of its client's securities and in some instances has voting power over such securities. Accordingly, Smith & Associates could be deemed to be the beneficial owner of such securities. However, Smith & Associates does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in managed accounts of advisory clients and disclaims any ownership associated with such rights.

          Benjamin A. Smith, III is Chairman of the Board, President and a controlling shareholder of the firm. Mr. Smith reports his ownership of shares of Macatawa Bank Corporation individually.


Item 5   Ownership of Five Percent or Less of a Class:

         2.64%

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Smith & Associates is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. No individual client's holdings of these securities exceeds five percent of outstanding voting securities.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         Not applicable

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 9, 2001
                                                    (Date)

                                         BENJ. A. SMITH & ASSOCIATES, LTD


                                         By:   /s/ Benj. A. Smith, III
                                               Benj. A. Smith, III
                                               President and Chairman



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